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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 42)


                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                              ITT CORPORATION

                         (Name of Subject Company)
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                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)
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                         Common Stock, no par value
        (including the associated Series A Participating Cumulative
                      Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)
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                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 4.  The Solicitation or Recommendation.


          The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

          (a) Recommendation of the Board of Directors.

          At a meeting of the Board held on October 19, 1997, the Board of Directors of the Company unanimously reaffirmed its conclusion that the Hilton Transaction, including the Hilton Tender Offer, is inadequate and not in the best interests of the Company. Accordingly, the Board continues to unanimously recommend that the stockholders of the Company reject the Hilton Transaction and not tender their Shares pursuant to the Hilton Tender Offer or take any other action to facilitate the Hilton Tender Offer.

          As further described in Item 7, at its October 19 meeting, the Board approved a merger (the "Merger") of the Company and an entity jointly owned by Starwood Lodging Corporation ("Starwood") and Starwood Lodging Trust ("Starwood Trust"). The terms of the Merger are set forth in an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 19, 1997, among the Company, Starwood, Chess Acquisition Corp. and Starwood Trust. In the Merger, each share of Common Stock of the Company will be converted into the right to receive Paired Shares (as defined below), subject to certain collar provisions and $15 in cash. The shares of common stock, par value $0.01 per share, of Starwood and the trust shares, par value $0.01 per share, of Starwood Trust trade as "paired shares" (the "Paired Shares") on the New York

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Stock Exchange. As a result of the Merger, the Company will be wholly owned by Starwood and Starwood Trust.

          (b) Reasons for Recommendation. In reaffirming its recommendation that stockholders of the Company should reject the Hilton Transaction, the Board considered a number of factors, including, without limitation, (i) the factors previously disclosed in Amendment No. 29 to the Schedule 14D-9 and (ii) the Board's belief that the Merger will produce greater value for the stockholders of the Company and greater benefits for the Company's employees, suppliers, creditors, customers, and the economies and communities in which the Company operates than the Hilton Transaction, including the Hilton Tender Offer, and the Comprehensive Plan.


Item 7.  Certain Negotiations and Transactions by the
         Subject Company

          The response to Item 7 is hereby amended by adding the following after the final paragraph of Item 7:

          At a meeting of the Board held on October 19, 1997, the Board approved the Merger and the terms of the Merger Agreement. The Board's decision to enter into the Merger Agreement was based on the Board's review and consideration of the interests of the Company's stockholders and all other factors permitted by applicable law, including the interests of the Company's employees, suppliers, creditors and customers; the economy of Nevada and the nation; the interests of the communities in which the Company operates and of society; and the long and short-term interests of the Company and its stockholders.

         The Board also considered a presentation by, and the advice and views of Goldman, Sachs & Co. ("Goldman Sachs") and Lazard Freres & Co. LLC ("Lazard Freres"), financial advisors to the Company, concerning the Company, Starwood, Starwood Trust and the financial aspects of the Merger, and the opinion of Lazard Freres to the effect that, as of October 19, 1997, and subject to the qualifications and limitations set forth in such opinion, the consideration to be received by stockholders of the Company pursuant to the Merger is fair from a financial point of view.[1]

--------

     1 Goldman Sachs advised the Board that it believed it to be inappropriate for Goldman Sachs to deliver an opinion with respect to the Merger in light of Goldman Sachs' involvement and financial interest in the pending sale of Westin Hotels and Resorts ("Westin") to Starwood and Starwood Trust (the "Westin Transaction"). Goldman Sachs, through certain of its affiliates, has a significant equity interest in Westin. Following the consummation of the Westin Transaction, which is expected to close in January 1998, certain affiliates of Goldman Sachs will have an equity interest in Starwood and will have one representative on the board of directors of each of Starwood and Starwood Trust. In addition, Goldman Sachs is serving as financial advisor to Westin in the Westin Transaction and will receive advisory fees in connection therewith and may participate in arranging certain financing for Starwood in connection with the Westin Transaction.

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          In addition, the Board considered the terms and conditions of the
Merger Agreement and that the Merger Agreement permits the Company, to the extent required by the fiduciary duty of the Board, as determined in good faith by a majority of the disinterested directors based on the advice of counsel, in response to unsolicited requests, to participate in discussions or negotiations with or furnish information, subject to an appropriate confidentiality agreement, to any person. To the extent required by its fiduciary obligations, as determined in good faith by a majority of the disinterested directors based on the advice of counsel, the Board may withdraw its recommendation of the Merger, terminate the Merger Agreement and approve or recommend an alternative change-of-control transaction for the Company that the Board in its good faith (based on the opinion of independent financial advisors that the alternative transaction provides consideration in excess of the consideration provided for in the Merger) is more favorable to the Company and its stockholders, and provided that such alternative transaction, to the extent it requires financing, is fully financed or, in the opinion of the Board (based on the opinion of independent financial advisors) is reasonably capable of being financed. Upon such termination of the Merger Agreement (or termination for several other reasons), the Company must pay to Starwood a $195 million fee (which increases to $225 million after November 21, 1997) and reimburse Starwood for its expenses related to litigation and financing and up to $25 million of its other expenses. The Board believes that the provisions of the Merger Agreement should not deter a more attractive offer for the Company if any party is prepared to initiate one.

     Having considered all of the foregoing, the Board concluded that the Merger is fair to and in the best interests of the Company, its stockholders and other corporate stakeholders.

     In light of the Merger, the Board has determined not to pursue the Comprehensive Plan and expects that it

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Starwood Trust (the "Westin Transaction").  Goldman Sachs, through certain of its affiliates, has a significant equity interest in Westin. Following the consummation of the Westin Transaction, which is expected to close in January 1998, certain affiliates of Goldman Sachs will have an equity interest in Starwood and will have one representative on the board of directors of each of Starwood and Starwood Trust. In addition, Goldman Sachs is serving as financial advisor to Westin in the Westin Transaction and will receive advisory fees in connection therewith and may participate in arranging certain financing for Starwood in connection with the Westin Transaction.


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will terminate the Tender Offers without acquiring any securities pursuant thereto.

     The Merger Agreement contains customary representations and warranties, covenants and closing conditions. The Merger is subject to a number of conditions, including the approval of the stockholders of the Company, Starwood and Starwood Trust.

     A copy of a press release announcing the Merger is filed as Exhibit 117 hereto and is incorporated herein by reference.

                                   * * *

     Pursuant to the Merger Agreement, the Company may take steps to monetize or otherwise realize the value of certain assets. These alternatives could lead to and involve undertaking negotiations which may result in a purchase, sale or transfer of a material amount of assets by the Company or one or more subsidiaries of the Company. The Merger Agreement provides that any agreements in respect of asset dispositions may provide that any such disposition shall not be consummated until after the effective time of the Merger and that such agreements are terminable by the Company if the Merger Agreement is terminated for any reason. At the date hereof, there have been contacts with parties who have expressed interest in the possibility of pursuing various types of transactions with the Company and, in some cases, negotiations regarding potential transactions have commenced.

     The Board has determined that disclosure of the substance of negotiations concerning, or the possible terms of, or potential parties to, any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and, as previously disclosed, has adopted a resolution directing that no such disclosure with respect to any such transaction be made until such agreement in principle has been reached.


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Item 9.  Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


117. Text of Press Release issued by the Company and Starwood dated October 20, 1997.

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                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                 ITT CORPORATION



                                 By   /s/ RICHARD S. WARD
                                    ---------------------
                                    Name:  Richard S. Ward
                                    Title: Executive Vice President,
                                           General Counsel and
                                           Corporate Secretary


Dated as of October 20, 1997
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                               EXHIBIT INDEX



Exhibit                  Description                          Page No.

(117)       Text of Press Release issued by the Company
            and Starwood dated October 20, 1997....